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                                                      Washington, D.C.

January 19, 2005

                                        File No. 029938-0000
CONFIDENTIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Barbara C. Jacobs, Assistant Director
      Office of Computers and Online Services

            Re:   Sify Limited
                  Registration Statement on Form F-3, filed December 7, 2004 File No. 333-121047

                  Form 20-F for Fiscal Year Ended March 31, 2004
                  File No. 0-27663

Ladies and Gentlemen:

      On behalf of Sify Limited (the "Company"), we would like to further supplement its January 12, 2005 and January 13, 2005 responses to the letter dated January 6, 2005 from the staff (the "Staff") of the Securities and Exchange Commission relating to the Company's Registration Statement on Form F-3 referenced above (the "Registration Statement") and Form 20-F for the Company's fiscal year ended March 31, 2004.

      Based upon information received from its depositary, the Company came to understand that it was advisable to file a new Form F-6 at this time to retain sufficient "headroom" to permit issuances related to stock options and other transactions. The depositary has subsequently informed the Company that the number of ADSs available under the current Form F-6 is more than sufficient to accommodate the issuance of ADSs to the selling shareholders listed in the Registration Statement as well as issuances related to stock options and other transactions for the foreseeable future. Accordingly, the Company no longer believes it is advisable to file a new Form F-6 at this time and has no current intention of doing so.

      The Company appreciates the Staff's attention to this matter. Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643 or William Davisson of this firm at (650) 463-2660.

                                       Very truly yours,

                                       /s/ Anthony J. Richmond

                                       Anthony J. Richmond
                                       of LATHAM & WATKINS LLP


cc:   Robert Bell, Esq. - SEC
      Sify Limited